April 8, 2009
Mr. Kevin L. Vaughn
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549-5549
RE:	Rochester Medical Corporation Form 10—K for the Year Ended September 30, 2008 filed December 12, 2008 File No. 000—18933
Dear Mr. Vaughn:
     This letter contains the responses of Rochester Medical Corporation, a Minnesota corporation (the “Company”), to the comments received by letter, dated March 30, 2009 (the “SEC Letter”), from the Staff of the Securities and Exchange Commission (the “Commission”) related to the above—referenced filings. For ease of reference, the Company has set forth below the numbered comments of the SEC Letter, followed by the Company’s response.
Form 10—K for the Year Ended September 30, 2008
Note 2. Summary of Significant Accounting Policies, page 43
Revenue Recognition, page 45
1.	We note your response to our prior comment 8 and that you offer warranties for products sold to your customers. Please revise your future filings to disclose the nature of the warranties that you offer to your customers at the time of sale and include, to the extent material, the disclosures outlined in paragraph 14 of FIN 45.
     We warrant that the products we sell to our customers will conform to the description and specifications furnished by us, and that the products will be free from defects in material and workmanship. In the event of a warranty claim, the customer is responsible for shipping the product(s) back to us, freight prepaid. If the failure of the product is due to a breach of warranty, we may repair or replace the defective product(s) at our option and return the repaired or replaced product(s) to the customer, freight prepaid. This is the limit of our warranty liability, and this warranty is made in lieu of all other written or unwritten express or implied warranties. Historically, due to the nature of use of our products and low replacement cost, our warranty exposure has been immaterial. In future filings, we will disclose the nature of the warranties described above that we offer at the time of sale and include, to the extent material, the disclosures outlined in paragraph 14 of FIN 45.
     If you have any questions concerning our responses, please feel free to contact me by telephone at (507) 533—9607, by email at djonas@rocm.com or by fax at (507) 533—9725.

Sincerely,
/s/ David A. Jonas
Chief Financial Officer
Rochester Medical Corporation